

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2010

Clark A. Marcus
Chairman and Chief Executive Officer
Comprehensive Care Corporation
3405 W. Dr. Martin Luther King, Jr. Blvd., Suite 101
Tampa, Florida 33607

   Re: Comprehensive Care Corporation
      Schedule 14C
      Filed November 24, 2010
      File No. 001-09927

Dear Mr. Marcus:

  We have completed our review of your above-referenced filing and do not have any further comments at this time.

        Sincerely,

        Jeffrey Riedler
        Assistant Director